Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2010	2009
Earnings:	($ in millions)
Income before taxes	$15.2	$74.4
Add (deduct):
Equity in income of non-consolidated affiliates	(2.2)	(14.8)
Dividends received from non-consolidated affiliates	1.0	0.4
Capitalized interest	(0.1)	(2.5)
Fixed charges as described below	11.0	7.2
Total	$24.9	$64.7
Fixed charges:
Interest expensed and capitalized	$7.0	$4.1
Estimated interest factor in rent expense(1)	4.0	3.1
Total	$11.0	$7.2
Ratio of earnings to fixed charges	2.3	9.0

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.